UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55302P202
(CUSIP Number)

Grady D. Kittrell 1310 Cordova Road Fort Lauderdale, FL 33316 334-657-8327
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302P202	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Project Nickel LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000,000,000*
	8	SHARED VOTING POWER 2,000,000,000*
	9	SOLE DISPOSITIVE POWER 2,000,000,000*
	10	SHARED DISPOSITIVE POWER 2,000,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%**
14	TYPE OF REPORTING PERSON OO

* The securities include (i) 1,350,000,000 shares of Common Stock held directly by Project Nickel, and (ii) 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock held directly by Project Nickel that are currently exercisable or will be exercised within 60 days of the date of this filing.

** The percentage is calculated based on 3,140,670,903 shares of Common Stock outstanding, which includes 2,490,670,903 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on November 4, 2024, and 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock as discussed in Item 3 below.

CUSIP No. 55302P202	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON DAXvest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,000,000,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,000,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%**
14	TYPE OF REPORTING PERSON OO

* The securities include (i) 1,350,000,000 shares of Common Stock held directly by Project Nickel, and (ii) 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock held directly by Project Nickel that are currently exercisable or will be exercised within 60 days of the date of this filing.

** The percentage is calculated based on 3,140,670,903 shares of Common Stock outstanding, which includes 2,490,670,903 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on November 4, 2024, and 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock as discussed in Item 3 below.

CUSIP No. 55302P202	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Grady Dowling Kittrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,000,000,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,000,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%**
14	TYPE OF REPORTING PERSON IN

* The securities include (i) 1,350,000,000 shares of Common Stock held directly by Project Nickel, and (ii) 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock held directly by Project Nickel that are currently exercisable or will be exercised within 60 days of the date of this filing.

** The percentage is calculated based on 3,140,670,903 shares of Common Stock outstanding, which includes 2,490,670,903 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on November 4, 2024, and 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock as discussed in Item 3 below.

CUSIP No. 55302P202	SCHEDULE 13D	Page 5 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of MGT Capital Investments, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2076 Foster Mill Drive, LaFayette, Georgia 30728.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed jointly on behalf of and by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (1) Project Nickel LLC, a Delaware limited liability company (“Project Nickel”), (2) DAXvest LLC, a Delaware limited liability company (“DAXvest”), and (3) Grady Dowling Kittrell, a citizen of the United States of America (individually and in his capacity as the sole member and manager of DAXvest). The joint filing agreement of the Reporting Persons is attached as Exhibit A to this Schedule 13D.

DAXvest serves as the sole managing member of Project Nickel and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by Project Nickel. Pursuant to Project Nickel’s limited liability company operating agreement, DAXvest has the sole power to vote and the sole power to dispose of all securities held in Project Nickel’s portfolio, including the shares of Common Stock reported herein. As the sole member and manager of DAXvest, Mr. Kittrell may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by DAXvest. DAXvest and Mr. Kittrell disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of DAXvest or Mr. Kittrell is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 1310 Cordova Road Fort Lauderdale, Florida 33316.

(c)	The principal business of DAXvest is to serve as the managing member of Project Nickel. The principal business of Project Nickel is to serve as a private pooled investment vehicle. The principal occupation of Mr. Kittrell is investor and business development consultant.

(d)(e)	During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Project Nickel and DAXvest are each established under the laws of Delaware, and Mr. Kittrell is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In aggregate, the Reporting Persons have voting and dispositive power over 2,000,000,000 shares of Common Stock of the Issuer, which includes (i) 1,350,000,000 shares of Common Stock held the Reporting Persons, and (ii) 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of Series D Preferred Stock held directly by the Reporting Persons that are currently exercisable or will be exercised within 60 days of the date of this filing.

On November 1, 2024, Project Nickel executed a Convertible Note Exchange Agreement whereby Project Nickel agreed to exchange the outstanding unconverted balance of a promissory note, originally dated December 19, 2023, for a new note and 750,000,000 shares of Common Stock of the Issuer.

On November 1, 2024, Project Nickel executed a Warrant Exchange and Extinguishment Agreement whereby Project Nickel exchanged Warrants to Purchase Shares of Common Stock dated March 5, 2021 and July 21, 2021 for 600,000,000 shares of Common Stock and 650,000 shares of Series D Preferred Stock of the Issuer.

DAXvest and Mr. Kittrell do not own any Common Stock directly but are deemed to beneficially own Common Stock held by Project Nickel. DAXvest and Mr. Kittrell each disclaim beneficial ownership of such Common Stock, except to the extent of its or his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments.  The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may also dispose of some or all of the shares of Common Stock that the Reporting Persons beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  The Reporting Persons reserve the right not to acquire Common Stock at any given time and not to dispose of all or part of Common Stock the Reporting Persons may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Persons does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, (e) any material change in the Issuer’s present capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

CUSIP No. 55302P202	SCHEDULE 13D	Page 6 of 7

Item 5. Interest in Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a)(b)	The following table sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of outstanding Common Stock which the Reporting Persons may be deemed to beneficially own, as well as the number and percentage of Common Stock as to which the Reporting Persons have or will have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition. Common Stock over which the Reporting Persons have or will have sole voting and sole dispositive power include (i) 1,350,000,000 shares of Common Stock beneficially owned by the Reporting Persons and (ii) 650,000,000 shares of Common Stock issuable upon the conversion of Series D Preferred Stock of the Issuer by the Reporting Persons. The percentage set forth below is based on 3,140,670,903 shares of Common Stock outstanding, which includes 1,140,670,903 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on November 4, 2024, and 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock.

Amount beneficially owned	Percent of class %**	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote*	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition*
Project Nickel LLC	63.7	2,000,000,000	2,000,000,000	2,000,000,000	2,000,000,000
DAXvest LLC	63.7	0	2,000,000,000	0	2,000,000,000
Grady D. Kittrell	63.7	0	2,000,000,000	0	2,000,000,000

* The securities include (i) 1,350,000,000 shares of Common Stock held directly by Project Nickel, and (ii) 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock held directly by Project Nickel that are currently exercisable or will be exercised within 60 days of the date of this filing.

** The percentage is calculated based on 3,140,670,903 shares of Common Stock outstanding, which includes 2,490,670,903 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on November 4, 2024, and 650,000,000 shares of Common Stock issuable upon conversion of 650,000 shares of the Issuer’s Series D Preferred Stock.

(c)	None other than the transactions described in Item 3 of this Schedule 13D.

(d)	The beneficiaries of Project Nickel LLC ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held by Project Nickel LLC. The beneficiaries of Project Nickel LLC include, without limitation, DAXvest LLC, Pantera LLC and The Nutrition Zone LLC which hold, respectively, 50%, 19.7% and 13.2% of the membership interests in Project Nickel LLC, and as such each has the right to receive the pecuniary benefit of dividends from, or the proceeds from the sale of, more than five percent of the outstanding Common Stock of the Issuer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
Exhibit A	Joint Filing Agreement, dated November 8, 2024, by and among Project Nickel LLC, DAXvest LLC, and Grady Kittrell.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024	Project Nickel LLC

/s/ Grady D. Kittrell
	Name:	Grady D. Kittrell
	Title:	Manager

DAXvest LLC

/s/ Grady D. Kittrell
	Name:	Grady D. Kittrell
	Title:	Sole Member

Grady Dowling Kittrell

/s/ Grady D. Kittrell